SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2007
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated May 25, 2007.

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Research In Motion Limited (the “Company” or “RIM”)

295 Phillip Street

Waterloo, Ontario

N2L 3W8

2.	Date of Material Change

May 17, 2007.

3.	News Release

A news release was issued in Waterloo, Ontario on May 17, 2007 through the newswire services of CCNMatthews and Market Wire, a copy of which is annexed hereto as Schedule “A”.

4.	Summary of Material Change

The Company provided on May 17, 2007 a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “OSC”). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

RIM announced on May 17, 2007 that it had completed the restatement of its previously filed U.S. GAAP financial statements relating to the internal review of its stock option granting practices and had filed the following documents with Canadian securities regulators on SEDAR to become current with its filing obligations under applicable Canadian securities laws:

•	Audited Consolidated Financial Statements for fiscal 2007, which includes restated financial information for fiscal 2006 and 2005 (the "2007 Financial Statements");
•	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007 (the "2007 MD&A");
•	Annual Information Form for the fiscal year ended March 3, 2007 (the "AIF");
•

Unaudited Interim Consolidated Financial Statements for the third quarter of fiscal 2007, which includes restated financial information for the third quarter of fiscal 2006 (the "Q3 Financial Statements");

•	Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter of fiscal 2007 (the "Q3 MD&A");
•

Unaudited Interim Consolidated Financial Statements for the second quarter of fiscal 2007, which includes restated financial information for the second quarter of fiscal 2006 (the "Q2 Financial Statements"); and

•	Management's Discussion and Analysis of Financial Condition and Results of Operations for the second quarter of fiscal 2007 (the "Q2 MD&A").

The Company has also filed its Annual Report on Form 40-F for the fiscal year ended March 3, 2007 (including the AIF, 2007 Financial Statements, 2007 MD&A and certain other information) with the United States Securities and Exchange Commission (the "SEC"), and has furnished to the SEC a Report on Form 6-K that includes the Q2 Financial Statements, the Q2 MD&A, the Q3 Financial Statements and the Q3 MD&A.

Copies of the filings are available on SEDAR (www.sedar.com) and the SEC's website (www.sec.gov) as well as RIM's website (www.rim.com/investors).

As had been anticipated in the Company's previous bi-weekly updates, the impact of the restatement on fiscal 2007 results was not material. GAAP Earnings per Share (fully diluted) for the fiscal year ended March 3, 2007 were $3.31 compared to the previously-reported preliminary GAAP Earnings per Share (fully diluted) of $3.33.

The section of the 2007 MD&A titled "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" summarizes the accounting impact of the restatement adjustments on the Company's U.S. GAAP financial statements. The Company has determined that the accounting impact on RIM's most recently filed Canadian GAAP statements does not result in a material adjustment and therefore the Company did not restate the previously filed Canadian GAAP financial statements.

Insiders of RIM are currently subject to a management cease trade order (the "MCTO") issued by the OSC. The MCTO prevents trades by insiders of RIM in RIM securities. The terms of the MCTO provide that it ceases to be in effect two business days after the receipt by the OSC of all filings RIM is required to make pursuant to Ontario securities laws. As a result of RIM making the above-described filings, the MCTO ceased to be in effect on the opening of business on Wednesday, May 23, 2007. By virtue of the MCTO being in force, RIM was required to provide bi-weekly updates pursuant to the alternative information guidelines of the OSC. As a result of the MCTO ceasing to be in force, RIM will no longer be required to provide bi-weekly updates but will continue to disclose material information to its shareholders in accordance with applicable securities laws.

The Company has had communications about its internal review with the staff of the OSC, the SEC and the office of the United States Attorney for the Southern District of New York and the Company intends to continue cooperating.

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

5.	Full Description of Material Change

The Company provided on May 17, 2007 a status update pursuant to the alternative information guidelines of the OSC. These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

RIM announced on May 17, 2007 that it had completed the restatement of its previously filed U.S. GAAP financial statements relating to the internal review of its stock option granting practices and had filed the following documents with Canadian securities regulators on SEDAR to become current with its filing obligations under applicable Canadian securities laws:

•	the 2007 Financial Statements;
•	the 2007 MD&A;
•	the AIF;
•	the Q3 Financial Statements;
•	the Q3 MD&A;
•	the Q2 Financial Statements; and
•	the Q2 MD&A.

The Company has also filed its Annual Report on Form 40-F for the fiscal year ended March 3, 2007 (including the AIF, 2007 Financial Statements, 2007 MD&A and certain other information) with the SEC, and has furnished to the SEC a Report on Form 6-K that includes the Q2 Financial Statements, the Q2 MD&A, the Q3 Financial Statements and the Q3 MD&A.

Copies of the filings are available on SEDAR (www.sedar.com) and the SEC's website (www.sec.gov) as well as RIM's website (www.rim.com/investors).

As had been anticipated in the Company's previous bi-weekly updates, the impact of the restatement on fiscal 2007 results was not material. GAAP Earnings per Share (fully diluted) for the fiscal year ended March 3, 2007 were $3.31 compared to the previously-reported preliminary GAAP Earnings per Share (fully diluted) of $3.33.

The section of the 2007 MD&A titled "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" summarizes the accounting impact of the restatement adjustments on the Company's U.S. GAAP financial statements. The Company has determined that the accounting impact on RIM's most recently filed Canadian GAAP statements does not result in a material adjustment and therefore the Company did not restate the previously filed Canadian GAAP financial statements.

Insiders of RIM are currently subject to the MCTO issued by the OSC. The MCTO prevents trades by insiders of RIM in RIM securities. The terms of the MCTO provide that it ceases to be in effect two business days after the receipt by the OSC of all filings RIM is required to make pursuant to Ontario securities laws. As a result of RIM making the above-described filings, the MCTO ceased to be in effect on the opening of business on Wednesday, May 23, 2007. By virtue of the MCTO being in force, RIM was required to provide bi-weekly updates pursuant to the alternative information guidelines of the OSC. As a result of the MCTO ceasing to be in force, RIM will no longer be required to provide bi-weekly updates but will continue to disclose material information to its shareholders in accordance with applicable securities laws.

The Company has had communications about its internal review with the staff of the OSC, the SEC and the office of the United States Attorney for the Southern District of New York and the Company intends to continue cooperating.

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, please contact Brian Bidulka – Chief Accounting Officer of the Company at (519) 888-7465.

9.	Date of Report

Dated at Waterloo, Ontario, this 25th day of May, 2007.

SCHEDULE “A”

May 17, 2007

RIM Completes Restatement and Provides Status Update

Waterloo, Ontario – Research In Motion Limited ("RIM" or the "Company") (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the "OSC"). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

RIM today announced that it has completed the restatement of its previously filed U.S. GAAP financial statements relating to the internal review of its stock option granting practices and has filed the following documents with Canadian securities regulators on SEDAR to become current with its filing obligations under applicable Canadian securities laws:

•	Audited Consolidated Financial Statements for fiscal 2007, which includes restated financial information for fiscal 2006 and 2005 (the "2007 Financial Statements");
•	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007 (the "2007 MD&A");
•	Annual Information Form for the fiscal year ended March 3, 2007 (the "AIF");
•

Unaudited Interim Consolidated Financial Statements for the third quarter of fiscal 2007, which includes restated financial information for the third quarter of fiscal 2006 (the "Q3 Financial Statements");

•	Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter of fiscal 2007 (the "Q3 MD&A");
•

Unaudited Interim Consolidated Financial Statements for the second quarter of fiscal 2007, which includes restated financial information for the second quarter of fiscal 2006 (the "Q2 Financial Statements"); and

•	Management's Discussion and Analysis of Financial Condition and Results of Operations for the second quarter of fiscal 2007 (the "Q2 MD&A").

The Company has also filed its Annual Report on Form 40-F for the fiscal year ended March 3, 2007 (including the AIF, 2007 Financial Statements, 2007 MD&A and certain other information) with the United States Securities and Exchange Commission (the "SEC"), and has furnished to the SEC a Report on Form 6-K that includes the Q2 Financial Statements, the Q2 MD&A, the Q3 Financial Statements and the Q3 MD&A.

Copies of the filings are available on SEDAR (www.sedar.com) and the SEC's website (www.sec.gov) as well as RIM's website (www.rim.com/investors).

As had been anticipated in the Company's previous bi-weekly updates, the impact of the restatement on fiscal 2007 results was not material. GAAP Earnings per Share (fully diluted) for the fiscal year ended March 3, 2007 were $3.31 compared to the previously-reported preliminary GAAP Earnings per Share (fully diluted) of $3.33.

The section of the 2007 MD&A titled "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" summarizes the accounting impact of the restatement adjustments on the Company's U.S. GAAP financial statements. The Company has determined that the accounting impact on RIM's most recently filed Canadian GAAP statements does not result in a material adjustment and therefore the Company did not restate the previously filed Canadian GAAP financial statements.

Insiders of RIM are currently subject to a management cease trade order (the "MCTO") issued by the OSC. The MCTO prevents trades by insiders of RIM in RIM securities. The terms of the MCTO provide that it ceases to be in effect two business days after the receipt by the OSC of all filings RIM is required to make pursuant to Ontario securities laws. As a result of RIM making the above-described filings today, the MCTO ceases to be in effect on the opening of business on Wednesday, May 23, 2007. By virtue of the MCTO being in force, RIM was required to provide bi-weekly updates pursuant to the alternative information guidelines of the OSC. As a result of the MCTO ceasing to be in force, RIM will no longer be required to provide bi-weekly updates but will continue to disclose material information to its shareholders in accordance with applicable securities laws.

The Company has had communications about its internal review with the staff of the OSC, the SEC and the office of the United States Attorney for the Southern District of New York and the Company intends to continue cooperating.

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)
Date:	May 25, 2007	By:	/S/ BRIAN BIDULKA
			Name: Title:	Brian Bidulka Chief Accounting Officer